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                         December 29, 2021

       Corey Henry
       President and Chief Executive Officer
       Santander Drive Auto Receivables LLC
       1601 Elm Street, Suite 800
       Dallas, Texas 75201

                                                        Re: Santander Drive
Auto Receivables LLC
                                                            Registration
Statement on Form SF-3
                                                            Filed December 27,
2021
                                                            File No. 333-261901

       Dear Mr. Henry:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Meeks at 202-551-7146 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Structured Finance